U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 4
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   GOLDBERG, JUDITH N.
   128 ALLERTON RD.
   NEWTON, MA  02161
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   BGS SYSTEMS, INC.
   BGSS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   3/26/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
COMMON STOCK               |3/26/9|J (1| |677,274           |D  |(1)        |-0-                |I     |By Variations Trust        |
                           |8     |)   | |                  |   |           |                   |      |                           |
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COMMON STOCK               |3/26/9|J (1| |45,000            |D  |(1)        |-0-                |I     |By R. Goldberg GST         |
                           |8     |)   | |                  |   |           |                   |      |                           |
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COMMON STOCK               |3/26/9|J (1| |29,848            |D  |(1)        |-0-                |I     |By 1997 Trusts             |
                           |8     |)   | |                  |   |           |                   |      |                           |
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COMMON STOCK               |3/26/9|J (1| |6,436             |D  |(1)        |-0-                |I     |By Children                |
                           |8     |)   | |                  |   |           |                   |      |                           |
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COMMON STOCK               |3/26/9|J (1| |175,000           |D  |(1)        |-0-                |I     |By Smiley Partners, L.P.   |
                           |8     |)   | |                  |   |           |                   |      |                           |
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COMMON STOCK               |3/26/9|J (1| |122,320           |D  |(1)        |-0-                |I     |By Children's Trusts       |
                           |8     |)   | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
OUTSIDE DIRECTOR STOCK|(2)     |3/26/|J (2| |16,000     |D  |(2)  |(2)  |COMMON STOCK|16,000 |(2)    |-0-         |D  |            |
 OPTION (RIGHT TO BUY)|        |98   |)   | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1) Exchanged for (a) the number of shares of common stock of BMC Software, Inc. ("BMC Common Stock")
determined by multiplying the number of shares of the Issuer's common stock in Column 4 by 0.566 (rounding down to the nearest whole integer), having a value of $80.25 per share and (b) an amount of cash determined by multiplying the fractional share of BMC Common Stock from the preceding equation by $80.25, pursuant to a merger of the Issuer into BMC (the
"Merger").
2) This option was assumed by BMC in the Merger and now represents an option to purchase the number of shares of BMC Common Stock determined by multiplying the number of shares of the Issuer's common stock in
Column 7 by 0.566 at an exercise price per share of BMC Common Stock determined by dividing the exercise price per share of the original options by 0.566. The exercisability, expiration date and all other terms and conditions of the option remain unchanged.
SIGNATURE OF REPORTING PERSON
/S/ JUDITH N. GOLDBERG
DATE
4/8/98